EXHIBIT 99.1

DeFi Technologies Provides Monthly Corporate Update: Valour Reports US$987 Million in AUM, and Year-To-Date Net Inflows of US$115.3 Million, Among Other Key Developments

•	AUM & Continued Monthly Net Inflows: As of September 30, 2025, Valour reported assets under management (AUM) of $987 million, marking a 1.3% increase month-over-month. September net inflows totaled $23.6 million, bringing year-to-date inflows to $115.3 million. These figures highlight growing investor demand for Valour's ETP offerings.
•	Highest Average Quarterly AUM: For the first time in the Company's history, AUM exceeded $900 million in each month of the quarter, ending at $947 million in July, $974 million in August, and $987 million in September.

TORONTO, Oct. 6, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reported assets under management ("AUM") of $987 million as of September 30, 2025. This reflects a 1.3% increase month-over-month, driven by rising digital asset prices and continued net inflows into Valour's ETPs.

Net Inflows and Investor Confidence

In September, Valour recorded net inflows of $23.6 million, its second-highest monthly total of 2025, continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached $115.3 million, highlighting accelerating investor demand for Valour's ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour's diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including BTC, SUI, and DOGE, drove performance. Key contributors include:

•	VALOUR BTC SEK: $7,608,542
•	VALOUR SUI SEK: $3,524,015
•	VALOUR DOGE SEK: $2,862,645
•	VALOUR AVAX SEK: $1,170,926
•	VALOUR HYPE SEK: $1,166,935
•	VALOUR SEI SEK: $1,129,542

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour's Top ETPs by AUM

Valour monetizes its AUM primarily through trading, staking, management fees, and trade-flow arbitrage. In addition to management fees, Valour retains staking yields as revenue, capturing value directly from the digital assets held in its ETPs. This vertically integrated model enables recurring, protocol-driven revenue as AUM grows. As of September 30, 2025, Valour's ETPs with the highest AUM were:

•	VALOUR SOL: $309,983,920
•	VALOUR BTC: $288,168,974
•	VALOUR ETH: $88,330,268
•	VALOUR XRP: $58,070,705
•	VALOUR SUI: $54,327,760
•	VALOUR ADA: $53,829,441
•	VALOUR AVAX: $20,917,962
•	VALOUR HBAR: $16,113,938
•	VALOUR DOGE: $12,818,836
•	VALOUR DOT: $11,881,328

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products, with 99 ETPs listed across exchanges in Europe and the UK. Upcoming launches, including leveraged and warrant-based structures, will further broaden investor access.

In parallel, Valour continues to advance its strategy of entering high-growth emerging markets across Africa, Asia, the Middle East, and beyond, securing a first-mover advantage in key jurisdictions. This proactive expansion reinforces Valour's long-term commitment to accelerating global adoption of regulated digital asset investment products.

Normal Course Issuer Bid (NCIB)

DeFi Technologies launched a NCIB on August 22, 2025 to repurchase up to 10% of its public float (31,673,791 shares) via open-market purchases on Nasdaq, Cboe Canada, and other Canadian ATSs. The program commenced August 26, 2025 and runs to August 26, 2026 (or earlier if completed). 260,000 shares were purchased to September 30, 2025, with all repurchased shares cancelled and purchases filed on www.sedi.ca. The Company appointed Ventum Financial Corp. to coordinate the NCIB program.

Recent Strategic Developments from September include:

DeFi Technologies Announces Closing of US$100 Million Registered Direct Offering

DeFi Technologies announced the closing of a US$100 million registered direct offering led by cornerstone investor Galaxy Digital. Investors purchased 45,662,101 common shares and warrants to buy up to 34,246,577 additional shares at a combined US$2.19 per share and three-quarters of a warrant. Each warrant is exercisable immediately at US$2.63 (120% of the offering price; a 20% premium) and has a three-year term with an acceleration feature. Gross proceeds total US$100 million; the Company plans to use net proceeds to expand Valour's ETP lineup, pursue digital-asset trading, lending and staking transactions, fund potential acquisitions, and advance recently announced growth initiatives. Joseph Gunnar & Co., LLC served as the exclusive placement agent.

DeFi Technologies Announces Strategic Investment and Partnership with Canada's Stablecorp, Backer of QCAD Canadian-Dollar Stablecoin

DeFi Technologies invested in and partnered with Canada Stablecorp to help scale QCAD alongside Coinbase Ventures, Circle Ventures, Side Door Ventures, and other industry leaders. With RPAA oversight of payment service providers taking effect on September 8, 2025, and growing attention from the Bank of Canada and FCAC as retail CBDC work remains paused, compliant CAD stablecoins are positioned for payments, cross-border trade, payroll, and treasury use. Execution includes launching QCAD-integrated products through Valour, naming Stillman Digital as a preferred liquidity provider for on/off-ramps and mint/redeem flows, and collaborating with BTQ Technologies on a post-quantum security roadmap, subject to certain conditions. These steps expand DeFi Technologies' addressable market, add recurring fee and spread revenue opportunities, and reinforce its role as a compliant bridge between TradFi and DeFi.

DeFi Technologies and SovFi Unveil Full-Stack Sovereign Finance Framework to Modernize the $100T+ Sovereign Debt Market

DeFi Technologies and SovFi announced a full-stack sovereign finance framework and a new class of principal-protected, capital-appreciating sovereign instruments targeting the $100T+ sovereign debt market. The structure converts bond coupons into Bitcoin via a patent-pending process inside a regulated ETP issued exclusively through Valour - while principal remains intact, so investors receive principal plus accrued Bitcoin at maturity. Roles are defined across the group: SovFi designs the instruments; Valour creates, issues, and lists them; DeFi Technologies provides issuance, liquidity, analytics, and tokenization (with Stillman Digital and Reflexivity Research); and BTQ enables post-quantum-secure settlement. The framework is designed to help countries reduce debt, attract foreign direct investment, and deepen market liquidity, with tokenization-ready units and an option for a public vehicle to aggregate baskets for concentrated liquidity. Illustrative economics per $1B notional highlight recurring issuer revenues from bond and Bitcoin sleeves plus staking, alongside modeled investor outcomes that exceed traditional coupon-only bonds.

Valour Launches Thirteen New ETPs on Spotlight Stock Market, Reaches 99 Listed ETPs and Further Bolsters the Largest Digital Asset ETP Selection Globally

Valour listed thirteen new SEK-denominated ETPs on Sweden's Spotlight Stock Market: PEPE, FLR, VIRTUAL, OP, IP (Story), IMX, QNT, GRT, FLOKI, THETA, FORM, IOTA, and HYPE, each offering regulated, exchange-traded exposure with a 1.9% management fee. The additions brought Valour's lineup to 99 listed ETPs across major European venues, reinforcing what the Company stated was the largest selection of digital-asset ETPs globally. The expansion broadened compliant access for Nordic investors across Layer-1/Layer-2 infrastructure, interoperability and data protocols, gaming and creator ecosystems, and community tokens, consistent with Valour's strategy to pair institutional standards with wide market coverage.

DeFi Technologies' Subsidiary Valour Digital Securities Limited Launches the First Bitcoin Staking ETP on the London Stock Exchange

Valour Digital Securities Limited, launched 1Valour Bitcoin Physical Staking (1VBS), the world's first physically backed Bitcoin Staking ETP on the London Stock Exchange Main Market. The product offers professional investors regulated, 1:1 physically backed Bitcoin exposure with custody in institutional-grade cold storage (via Copper) and a 1.4% annual staking yield reflected daily in NAV. Valour emphasizes transparency through daily publication of NAV, Bitcoin entitlements, and indicative prices, and broadened access with listings in GBP on the LSE and a EUR share class on Xetra. The milestone reinforced DeFi Technologies' mission to bridge decentralized finance with traditional capital markets by delivering secure, yield-generating Bitcoin exposure in a fully regulated wrapper.

DeFi Technologies Invests in Continental Stablecoin Inc., Backers of cNGN, to Accelerate Regulated Stablecoin Adoption Across Africa

DeFi Technologies announced it invested in Continental Stablecoin Inc. (CSI), alongside Coinbase Ventures, Adaverse, and other industry leaders, to advance regulated local-currency stablecoins across Africa with an initial focus on Nigeria's cNGN. Nigeria led global stablecoin usage last month, driven by demand for USD-pegged assets, cross-border payments, and clearer rules; cNGN, issued by Wrapped CBDC Limited, had ~602.9 million tokens in circulation as of September 15, 2025, with more than 75,000 on-chain transactions and ~20.1 billion cNGN in cumulative volume. The investment was intended to align with DeFi Technologies' strategy to support compliant, bank- and fintech-ready digital-asset infrastructure, and it complemented the Company's broader platform spanning Valour ETPs in Europe and digital-asset treasury solutions through DeFi Advisory.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences	Dates	City
LD Micro Main Event XIX	October 19-21	San Diego
2025 Maxim Growth Summit	October 23	NYC
Cantor Crypto, AI/Energy Infrastructure Conference	November 10-12	Miami
Benchmark 14th Annual Discovery One-on-One Investor Conference	December 4	NYC
Northland Virtual Growth Conference	December 16	Virtual

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; purchases under the Company's NCIB program; upcoming conference attendance by the Company; partnership with Canada Stablecorp; investment in Continental Stablecoin Inc.; full-stack sovereign finance framework with SovFii; expansion of digital asset ETPs; staking and lending income generated on Valour's AUM; geographic expansion of the Company;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press: KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 06-OCT-25